FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of an ad hoc release issued by HSBC Trinkaus & Burkhardt AG, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

25 May 2010

HSBC TRINKAUS & BURKHARDT AG

PROPOSED 1 FOR 13 RIGHTS ISSUE OF
2,007,693 NEW ORDINARY SHARES AT €75.00 EACH

Ø
Fully underwritten rights issue to raise €150 million net of expenses
Ø
Expected to add 180 basis points to capital ratios
Ø
HSBC has indicated its intention to take up its rights in full

The Management Board of HSBC Trinkaus & Burkhardt AG (the 'bank') has resolved today to increase the share capital of the bank by €150 million (net of expenses) by means of a fully underwritten rights issue on the basis of one new ordinary share (the 'new shares') for every thirteen ordinary shares held (the 'offer'). The offer is fully underwritten by National-Bank Aktiengesellschaft, Essen, and existing shareholders can subscribe for a maximum of 2,007,693 new shares at a subscription price of €75.00 per new share.

The proceeds of the offer will be used to support the bank's planned growth in key customer segments and further strengthens its capital position for expected higher regulatory capital requirements.

At end of the first quarter of 2010 the bank's total capital ratio was 14.5 per cent and its tier 1 ratio was 10.0 per cent, with no hybrid capital components. As a result of the rights issue, these ratios are expected to increase on a pro forma basis to 16.3 per cent and 11.8 per cent, respectively. The bank remains highly liquid, with customer deposits of three times the level of customer lending at the end of the first quarter of 2010.

The 78.6 per cent majority shareholder of the company, HSBC Germany Holdings GmbH, Düsseldorf, a wholly owned subsidiary of HSBC Holdings plc, London, has indicated its intention to exercise all of its subscription rights to the new shares and to acquire all new shares which are not taken up at a price of €75.00 per new share.

National-Bank Aktiengesellschaft will subscribe and underwrite the offer to the shareholders via HSBC Trinkaus & Burkhardt AG as subscription agent by way of indirect subscription rights in accordance with the conditions of the subscription offer expected to be published on 15 June 2010. HSBC Trinkaus & Burkhardt AG will be the bookrunner and National-Bank Aktiengesellschaft will be the co-bookrunner.

Each new share will rank pari passu with the existing ordinary shares, including full entitlement to dividends payable in respect of 2010.

Expected Timetable
The capital increase is subject to a resolution of the Supervisory Board, expected to be adopted on 7 June 2010.

The offer period for the new shares is expected to run from 15 June 2010 up to and including 1 July 2010. The subscription rights for the new shares will not be traded.

The admission of the new shares to trading on the regulated market of the Düsseldorf and Stuttgart stock exchanges is expected to take place on 7 July 2010.

Media enquiries to Steffen Pörner on +49 (0)211 910 1664 or at
steffen.poerner@hsbctrinkaus.de

Notes to editors:

1.  HSBC Trinkaus und Burkhardt AG
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,287 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.0 billion* and €100.8 billion in funds under management and administration*, the Bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. HSBC Trinkaus' press releases can be found at
www.hsbctrinkaus.de

*(all figures as at 31.03.2010)

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 25 May, 2010